SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549
                       -----------------------------------

                                  SCHEDULE 13D
                                  (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                         FILED PURSUANT TO 13d-1(a) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                          (Amendment No. ____________)*

                        PINNACLE FINANCIAL SERVICES, INC.
                       -----------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           ---------------------------
                         (Title of Class of Securities)

                                   723462107
                          -----------------------------
                                 (CUSIP Number)

                                John R. Spruill
                              CNB Bancshares, Inc.
                              20 N. W. Third Street
                            Evansville, Indiana 47739
                                 (812) 464-3400
              ----------------------------------------------------
                     (Name, Address and Telephone Number of
                      Persons Authorized to Receive Notices
                               and Communications)

                                October 14, 1997
                -------------------------------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      NOTE:   Six  copies of this statement, including all exhibits,  should  be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

Page 1 of 11 pages
------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                  SCHEDULE 13D
CUSIP NO.   723462107                                        Page 2 of 11 pages
            ---------


      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


      CNB BANCSHARES, INC.
      IRS IDENTIFICATION NO.:  35-1568731

      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
 2                                                          (b) [  ]


      SEC USE ONLY
 3


      SOURCE OF FUNDS
 4
      WC.


      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                           [  ]


      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Indiana

                     SOLE VOTING POWER
  NUMBER OF      7
                     2,000,000*
    SHARES
                     SHARED VOTING POWER
 BENEFICIALLY    8
                     0
   OWNED BY
                     SOLE DISPOSITIVE POWER
     EACH       9
                     2,000,000
  REPORTING
                     SHARED DISPOSITIVE POWER
    PERSON     10
                     0
     WITH

      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
---------------------------

* 2,000,000 shares of Common Stock, no par value, of Pinnacle Financial Services, Inc. ("Pinnacle Common Stock"), a Michigan corporation ("Pinnacle" or the "Issuer"), covered by this statement may be obtained by CNB Bancshares, Inc., an Indiana corporation ("CNB"), upon exercise of the Option (defined below) described in
Item  4  below,  if the Option were exercisable on the  date  hereof.
CNB expressly disclaims beneficial ownership of any such shares. Prior to the grant of the Option by Pinnacle to CNB, CNB was not entitled to any rights of a shareholder in Pinnacle with respect to the shares covered by the Option. The Option may be exercised only upon the happening of certain events described in Item 4 below, none of which has occurred as of the date hereof, and none of which is within the control of CNB. Dispositive and voting powers are summarized in Items 4 and 5 below.



Page 3 of 11 pages


 11
      The reporting person has acquired an option to purchase up to 2,000,000 shares of Pinnacle Common Stock.

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 12   SHARES                                                    [  ]

      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13
      16.2% (without giving effect to the number of shares issuable upon exercise of the Option)

      TYPE OF REPORTING PERSON
 14
      CO.


ITEM 1. SECURITY AND ISSUER.

            (a) This Schedule 13D relates to the common stock, no par value of Pinnacle.

            (b) The principal executive offices of the issuer are located at 830 Pleasant Street, St. Joseph, Michigan 49085.

ITEM 2. IDENTITY AND BACKGROUND.

            (a)    The reporting person is CNB Bancshares, Inc.

            (b)    The reporting person is incorporated in Indiana.

            (c) The reporting person's principal business is that of a holding company for banking subsidiaries.

            (d) The address of the reporting person's principal business and principal office is 20 N.W. Third Street, Evansville, Indiana 47739.

            (e) The reporting person has not been convicted in a criminal proceeding during the last five years.

            (f) The reporting person, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        It is presently anticipated that, should any purchase of Pinnacle Common Stock be made by CNB pursuant to the Option Agreement described below in response to Item 4, or otherwise, the source of any funds used in any such purchase would be the available cash, cash equivalents, available for sale securities and bank financing of CNB.

ITEM 4. PURPOSE OF TRANSACTION.


Page 4 of 11 pages


            A.     THE MERGER AGREEMENT.

        On October 14, 1997, CNB and Pinnacle entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Pinnacle would merge with and into CNB (the "Merger"). The Merger is subject to receipt of regulatory and CNB and Pinnacle shareholder approval, as well as other closing conditions, and it is currently estimated that the Merger would be consummated in the second quarter of 1998, subject to satisfaction of such closing conditions.

        Under the terms of the Merger, (i) each share of Pinnacle Common Stock issued and outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) would be converted into the right to receive 1.0365 shares of Common Stock, $1.00 par value, of CNB ("CNB Common Stock") in exchange for each share of Pinnacle Common Stock, and
        (ii) each share of CNB Common Stock issued and outstanding immediately prior to the Effective Time would remain outstanding, unaffected by the Merger. Upon consummation of the Merger, the Articles of Incorporation and Bylaws of CNB would be the Articles of Incorporation and Bylaws of the surviving corporation.

            B.     THE OPTION.

        As an inducement and a condition to CNB's entering into the Merger Agreement, on October 14, 1997, Pinnacle and CNB entered into a Stock Option Agreement (the "Option Agreement"), pursuant to which Pinnacle granted CNB an option (the "Option") entitling it to purchase up to 2,000,000 fully paid and nonassessable shares of Pinnacle Common Stock at a price per share equal to $37.00 per share (the "Option Price"), subject to adjustment in certain circumstances.*

---------------------------
     * In the event of any change in the Pinnacle Common Stock by reason of stock dividends, split-ups, recapitalization, or the like, the type and number of shares of Pinnacle Common Stock purchasable upon exercise of the Option shall be appropriately adjusted and proper provision shall be made so that, in the event that any additional shares of Pinnacle Common Stock are to be issued as a result of the foregoing, the number of shares of Pinnacle Common Stock that remain subject to the Option shall be increased so that, after such issuance and together with shares of Pinnacle Common Stock previously issued pursuant to the exercise of the Option, the number of shares of Pinnacle Common Stock subject to the Option represents the same proportion of the number of shares of Pinnacle Common Stock then issued and outstanding as such proportion before the applicable event described above.


        Subject to applicable law, regulatory restrictions and certain other conditions, CNB may exercise the Option, in whole or in part, at any time following the occurrence of a Purchase Event (as defined below) and prior to an Exercise Termination Event (as defined below).

        As   defined  in  the  Option  Agreement,  "Purchase  Event"  means  the occurrence of either of the following events or transactions:


Page 5 of 11 pages


            1. The acquisition by any Person (the term "Person" for purposes of the Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder) other than CNB or any of its subsidiaries (each a "CNB Subsidiary") or any Pinnacle subsidiary (each a "Pinnacle Subsidiary") acting in a fiduciary capacity in the ordinary course of business (provided that the foregoing exception shall not apply to any Person for whom or which such Pinnacle
            Subsidiary is acting in such fiduciary capacity) of beneficial ownership of shares of Pinnacle Common Stock, such that, upon the consummation of such acquisition, such Person would have beneficial ownership, in the aggregate, of 20% or more of the then outstanding shares of Pinnacle Common Stock; or

            2. The occurrence of a Preliminary Purchase Event (as described below) described in paragraph (1) under the definition of
            "Preliminary Purchase Event" below except that the percentage referred to in clause (z) of such paragraph (1) shall be 20%.

        As defined in the Option Agreement, "Exercise Termination Event" means any one of the following events:

            1.     The time immediately prior to the Effective Time;

            2.     Twelve  months  after  the first occurrence  of  a  Purchase
                   Event;

            3.     Eighteen  months  after  the  termination  of  the   Merger
                   Agreement following the occurrence of a Preliminary Purchase Event;

            4. The termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by CNB pursuant to Section 7.02 thereof or by CNB and Pinnacle pursuant to Section 7.01 thereof if CNB shall at that time have been entitled to terminate the Merger Agreement pursuant to Section 7.02 thereof (provided that the breach of Pinnacle giving rise to such termination or such right to terminate was willful));

            5.     Eighteen  months  after  the  termination  of  the   Merger
                   Agreement by CNB pursuant to Section 7.02 thereof or by CNB and Pinnacle pursuant to Section 7.01 thereof if CNB shall at that time have been entitled to terminate the Merger Agreement pursuant to 7.02 thereof (provided that the breach of Pinnacle giving rise to such termination or such right to terminate was willful.)

        As defined in the Option Agreement, "Preliminary Purchase Event" means any one of the following events:

            1. Pinnacle or any Pinnacle Subsidiary, without having received CNB's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any Person other than CNB or any CNB Subsidiary or the Board of Directors of Pinnacle shall have recommended that the shareholders of Pinnacle approve or accept any Acquisition Transaction with any Person other than CNB or any CNB Subsidiary. For purposes of the Option


Page 6 of 11


            Agreement, "Acquisition Transaction" shall mean (x) a merger or consolidation, or any similar transaction, involving Pinnacle or any Pinnacle Subsidiary that is a significant subsidiary as defined in Rule 1-02 of Regulation S-X by the Securities and Exchange Commission (and the term "significant subsidiary" shall include any bank or other financial institution subsidiary of Pinnacle), (y) a purchase, lease or other acquisition of all or substantially all of the assets of or assumption of all or substantially all the deposits of Pinnacle or any Pinnacle Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Pinnacle or any Pinnacle Subsidiary that is a significant subsidiary, provided that the term "Acquisition Transaction" does not include any internal merger or consolidation, transfer or lease of assets or voting securities involving only Pinnacle and/or Pinnacle Subsidiaries;

            2. Any Person (other than CNB or any CNB Subsidiary or any Pinnacle Subsidiary acting in a fiduciary capacity in the ordinary course of business or any other Person who as of the date of the Option Agreement Beneficially Owns (the term "Beneficial Ownership" for purposes of the Option Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) 10% or more of the outstanding shares of Pinnacle Common Stock) shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, of shares of Pinnacle Common Stock such that, upon the consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 10% or more of the then outstanding shares of Pinnacle Common Stock or, with respect to any Person who as of the date of the Option
            Agreement Beneficially Owns 10% or more of the outstanding shares of Pinnacle Common Stock, such Person shall have acquired Beneficial Ownership or the right to acquire Beneficial Ownership, of shares of Pinnacle Common Stock such that, upon consummation of such acquisition, such Person would have Beneficial Ownership, in the aggregate, of 15% or more of the then outstanding shares of Pinnacle Common Stock;

            3. Any Person other than CNB or any CNB Subsidiary shall have made a BONA FIDE proposal to Pinnacle or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any Person other than CNB or any CNB Subsidiary shall have commenced (as such term is defined in Rule 14d-2 under the Exchange
            Act) or shall have filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to, a tender offer or exchange offer to purchase any shares of Pinnacle Common Stock such that, upon consummation of such offer, such Person would own or control 10% or more of the then outstanding shares of Pinnacle Common Stock (such an offer being referred to in the Option Agreement as a "Tender Offer" or an "Exchange Offer", respectively));

            4. After a proposal is made by a third party to Pinnacle or its shareholders to engage in an Acquisition Transaction, or such third party states its intention to make such a proposal if the Merger Agreement terminates and/or the Option expires, Pinnacle


Page 7 of 11 pages


            shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle CNB to terminate the Merger Agreement (without regard to the cure period provided
            for  therein unless   such  cure  is  promptly  effected  without
            jeopardizing consummation of the Merger) pursuant to the terms of the Merger Agreement;

            5. The holders of Pinnacle Common Stock shall not have approved the Merger Agreement by the requisite vote at the meeting of such stockholders held for the purpose of voting on the Merger Agreement, or such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement, in each case after it shall have been publicly announced that any Person (other than CNB or any CNB Subsidiary) shall have (A) made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, (B) commenced a Tender Offer or filed a registration statement under the Securities Act with respect to an Exchange Offer, or (C) filed an application (or given a notice) with, whether in draft or final form, the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or any other governmental authority or regulatory or administrative agency or commission (each, a "Governmental Authority"), for approval to engage in an Acquisition Transaction;

            6. Any Person (other than CNB or any CNB Subsidiary), other than in connection with a transaction to which CNB has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other Governmental Authority (as defined in the Option Agreement) for approval to engage in an Acquisition Transaction; or

            7. Pinnacle's Board of Directors shall have withdrawn or modified (or publicly announced its intention to withdraw or
            modify)   in  any  manner  adverse  in  any  respect  to   CNB   its
            recommendation that the stockholders of Pinnacle approve the transactions contemplated by the Merger Agreement, or Pinnacle or any significant Pinnacle Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction between Pinnacle or any significant Pinnacle Subsidiary with any person other than CNB or a CNB Subsidiary.

        As provided in the Option Agreement, in the event that CNB is entitled to and wishes to exercise the Option, it must send to Pinnacle a written notice (the date of which is referred to in the Option Agreement as the "Notice Date") specifying (1) the total number of shares of Pinnacle Common Stock which CNB intends to purchase pursuant to such exercise, (2) the aggregate purchase price as provided in the Option Agreement, and (3) a period of time (not less than three business days, nor more than 30 business days) running from the Notice Date and a place at which the closing of such purchase shall take place; PROVIDED, HOWEVER, that if prior notification to or approval of the Federal Reserve Board or any other Governmental Authority is required in connection with such purchase, CNB will promptly file and expeditiously process the required notice or application for approval.


Page 8 of 11 pages


        Under the Bank Holding Company Act of 1956 (the "BHC Act"), CNB may not directly or indirectly acquire more than 5% of the outstanding shares of any class of voting securities of Pinnacle without application to and prior approval from the Federal Reserve Board.

        If Pinnacle enters into certain agreements relating to the consolidation or merger of Pinnacle or the sale of substantially all of its assets or deposits, Pinnacle is required to make proper provision so that the Option will, upon consummation of such transaction, be converted into, or exchanged for, an option (the "Substitute Option"), at CNB's election, in the Acquiring Corporation (as defined in the Option Agreement) or in any Person that controls the Acquiring Corporation. The Substitute Option generally will have the same terms and conditions as the Option; PROVIDED, HOWEVER, that to the extent terms and conditions of the Substitute Option cannot legally be identical to those of the Option, they will in no event be less advantageous to CNB.

        In certain circumstances related to the exercise of the Option, the time period specified in the Option Agreement will be extended (1) to the extent necessary to obtain all regulatory approvals and for the expiration of all statutory waiting periods, and (2) to the extent necessary to avoid liability under Section 16(b) of the Exchange Act by reason of such exercise; PROVIDED, HOWEVER, that in no event shall any closing date occur more than six months after the related Notice Date.

        The Option may be assigned by CNB in certain circumstances, subject to the terms and conditions described in the Option Agreement.

        In addition, any shares of Pinnacle Common Stock purchased upon the exercise of the Option may be resold by CNB pursuant to registration rights under the Option Agreement.

        Upon  the  occurrence  of  a Purchase Event  that  occurs  prior  to  an
        Exercise Termination Event, (i) at the request of CNB, Pinnacle has agreed to repurchase the Option from CNB at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and
        (ii) at the request of the owner of any shares that have been issued upon exercise of the Option (the "Option Shares") delivered within 30 days of a Purchase Event, Pinnacle has agreed to repurchase such number of the Option Shares from the owner thereof as the owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so
        designated.   The term "market/offer price" shall mean  the  highest  of
        (i) the price per share of Pinnacle Common Stock at which a tender offer or exchange offer therefor has been made after the date of the Option Agreement and on or prior to the date of request for repurchase,
        (ii) the price per share of Pinnacle Common Stock paid or to be paid by any third party pursuant to an agreement with Pinnacle, (iii) the highest closing price for shares of Pinnacle Common Stock within the 90-day period ending on the date of the request for repurchase as reported on The Nasdaq Stock Market's National Market, or (iv) in the event of a sale of all or substantially all of Pinnacle assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Pinnacle as determined


Page 9 of 11


        by a nationally-recognized independent investment banking firm mutually selected by CNB or the owner of the Option Shares, as the case may be, on the one hand, and Pinnacle on the other hand, divided by the number of shares of Pinnacle Common Stock outstanding at the time of such sale.

        Copies of the Option Agreement and the Merger Agreement are filed as exhibits to the Form 8-K dated October 20, 1997, as filed by Pinnacle with the Securities and Exchange Commission and are incorporated herein by reference. The foregoing summary is not intended to be complete and is qualified in its entirety by reference to such exhibits.



        C.     PURCHASES OF PINNACLE COMMON STOCK

        Prior to the date hereof, CNB has not purchased any shares of Pinnacle either in the open market or in privately negotiations transactions.

        Other than as described above or in item 5 below, CNB does not have any plans or proposals which relate to or would result in any of the matters listed in item 4(a)-(j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.


            (a) The Option. As a result of execution of the Option Agreement and the granting of the Option thereunder, pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, CNB is deemed to own beneficially 2,000,000 shares of Pinnacle Common Stock, constituting approximately 16.2% of the shares of Pinnacle Common Stock issued and outstanding as of October 14, 1997. CNB expressly disclaims any beneficial ownership of the 2,000,000 shares of Pinnacle Common Stock which are obtainable by CNB upon exercise of the Option because the Option is exercisable only in the circumstances set forth in the Option Agreement, which is described in Item 4 hereof, none of which has occurred as of the date hereof and only then with regulatory approval (if, as a consequence, CNB would own more than 5% of the outstanding shares of Pinnacle Common Stock).

            (b) If CNB were to exercise the Option, it would have sole power to vote and, subject to the terms of the Option Agreement, sole power to direct the disposition of, the shares of Pinnacle Common Stock covered thereby.

            (c)    Not applicable.

            (d)    Not applicable.

            (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Page 10 of 11 pages


        Except  for  the Option Agreement and the Merger Agreement described  in
        Item 4 above, there are no contracts, arrangements, understandings or relationships between the reporting person and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The   following  documents  are  incorporated  by  reference   in   this
        Schedule 13D:

            (1) Agreement and Plan of Merger, dated as of October 14, 1997, by and between CNB Bancshares, Inc. and Pinnacle Financial
            Services, Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K dated October 20, 1997, as filed by Pinnacle Financial Services, Inc. with the Securities and Exchange Commission).

            (2) Stock Option Agreement, dated as of October 14, 1997, by and between CNB Bancshares, Inc. and Pinnacle Financial Services, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated October 20, 1997, as filed by Pinnacle Financial Services, Inc. with the Securities and Exchange Commission).




                                   SIGNATURES
                                   -----------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true complete and correct.

Dated:  October 22, 1997           CNB BANCSHARES, INC.


                                   By:    /s/ John R. Spruill
                                          ----------------------------------
                                   Name:  John R. Spruill
                                   Title: Chief Financial Officer



Page 11 of 11 PAGES


                                  EXHIBIT INDEX


   Exhibit No.         Exhibit Description and Method of Filing
  -------------        -----------------------------------------
        2 Agreement and Plan of Merger, dated as of October 14, 1997, by and between CNB Bancshares, Inc. and Pinnacle Financial Services, Inc. (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K dated October 20, 1997, as filed by Pinnacle Financial Services, Inc. with the Securities and Exchange Commission).

      99.1 Stock Option Agreement, dated as of October 14, 1997, by and between CNB Bancshares, Inc. and Pinnacle Financial Services, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated October 20, 1997, as filed by Pinnacle Financial Services, Inc. with the Securities and Exchange Commission).